UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

RTI Surgical, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74975N105
(CUSIP Number)

MICHAEL P. KRENSAVAGE
KRENSAVAGE ASSET MANAGEMENT, LLC
130 E. 59th St.
11th Floor
New York, NY 10022
(212) 518-1970

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,424,289
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,424,289
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,424,289
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,424,289
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,424,289
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,424,289
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE PARTNERS TOO, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 630,475
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 630,475
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE ADVISORS TOO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 630,475
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 630,475
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,054,764
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,054,764
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,054,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON MICHAEL P. KRENSAVAGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,054,764
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,054,764
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,054,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74975N105

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Krensavage Partners and Krensavage Partners Too were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 3,424,289 Shares directly owned by Krensavage Partners is approximately $13,560,184, including brokerage commissions.  The aggregate purchase price of the 630,475 Shares directly owned by Krensavage Partners Too is approximately $2,994,756, including brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On July 27, 2016, Krensavage Asset Management and its affiliates (collectively, “Krensavage”) delivered a letter to Curtis M. Selquist, Chairman of the Issuer’s Board of Directors (the “Board”), expressing its concerns with the Issuer’s operating results for the second quarter of 2016 as well as certain actions taken by the Issuer’s management team and Board in connection with the 2016 annual meeting of shareholders (the “2016 Annual Meeting”), including, among others: (i) squandering $2.7 million, or eight times Krensavage’s budget and more than 20% of the Issuer’s cash on hand at the end of June 2016, on a proxy contest instead of settling with Krensavage; (ii) amending the Issuer’s Amended and Restated Bylaws on July 6, 2016 to complicate the nomination of directors; (iii) cutting guidance for fiscal 2016 after the conclusion of the 2016 Annual Meeting; (iv) hiring consultants to develop a plan for the Issuer after claiming that Krensavage lacked such a plan during the proxy fight; (v) retaining Brian K. Hutchison as chief executive after more than 14 years of failed promises and eroding shareholder value; and (vi) using “adjusted EBITDA” to evaluate performance, which Krensavage finds misleading because it not only ignores the Issuer’s massive capital spending (similar to EBITDA) but also ignores other real expenses of the Issuer.  A copy of the letter is attached hereto as exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 58,026,674 Shares outstanding, as of April 27, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 4, 2016.

A.	Krensavage Partners

(a)	As of the close of business on July 27, 2016, Krensavage Partners directly owns 3,424,289 Shares.

Percentage: Approximately 5.9%

CUSIP NO. 74975N105

(b)	1. Sole power to vote or direct vote: 3,424,289
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,424,289
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Krensavage Partners since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Krensavage Advisors

(a)	Krensavage Advisors, as the general partner of Krensavage Partners, may be deemed the beneficial owner of the 3,424,289 Shares owned by Krensavage Partners.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 3,424,289
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,424,289
4. Shared power to dispose or direct the disposition: 0

(c)
Krensavage Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of Krensavage Partners since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Krensavage Partners Too

(a)	As of the close of business on July 27, 2016, Krensavage Partners Too directly owns 630,475 Shares.

Percentage: 1.1%

(b)	1. Sole power to vote or direct vote: 630,475
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 630,475
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Krensavage Partners Too since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Krensavage Advisors Too

(a)	Krensavage Advisors Too, as the general partner of Krensavage Partners Too, may be deemed the beneficial owner of the 630,475 Shares owned by Krensavage Partners Too.

Percentage: 1.1%

(b)	1. Sole power to vote or direct vote: 630,475
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 630,475
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 74975N105

(c)
Krensavage Advisors Too has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of Krensavage Partners Too since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Krensavage Asset Management

(a)
Krensavage Asset Management, as the investment manager of each of Krensavage Partners and Krensavage Partners Too, may be deemed the beneficial owner of the (i) 3,424,289 Shares owned by Krensavage Partners and (ii) 630,475 Shares owned by Krensavage Partners Too.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 4,054,764
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,054,764
4. Shared power to dispose or direct the disposition: 0

(c)
Krensavage Asset Management has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of each of Krensavage Partners and Krensavage Partners Too since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Krensavage

(a)
Mr. Krensavage, as the managing member of Krensavage Asset Management, may be deemed the beneficial owner of the (i) 3,424,289 Shares owned by Krensavage Partners and (ii) 630,475 Shares owned by Krensavage Partners Too.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 4,054,764
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,054,764
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Krensavage has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares on behalf of each of Krensavage Partners and Krensavage Partners Too since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 74975N105

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Chairman of the Board, dated July 27, 2016.

CUSIP NO. 74975N105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 2016

Krensavage Partners, LP

By:	Krensavage Asset Management, LLC Investment Manager

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

Krensavage Partners Too, LP

By:	Krensavage Asset Management, LLC Investment Manager

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

Krensavage Advisors, LLC

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Owner

Krensavage Advisors Too, LLC

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Owner

Krensavage Asset Management, LLC

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

/s/ Michael P. Krensavage
MICHAEL P. KRENSAVAGE

CUSIP NO. 74975N105

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

KRENSAVAGE PARTNERS, LP

75	3.7500	05/31/2016
16,834	3.7248	06/01/2016
9,360	3.6659	06/03/2016
9,432	3.6939	06/08/2016
21,150	3.7753	06/09/2016
8,544	3.7142	06/10/2016
16,941	3.7471	06/21/2016
841	3.7000	06/22/2016
8,481	3.6600	06/24/2016
33,768	3.5737	06/27/2016
337,173	3.4505	07/27/2016

KRENSAVAGE PARTNERS TOO, LP

25	3.7500	05/31/2016
3,076	3.7248	06/01/2016
1,736	3.6659	06/03/2016
568	3.6939	06/08/2016
3,850	3.7753	06/09/2016
1,556	3.7142	06/10/2016
3,059	3.7471	06/21/2016
159	3.7000	06/22/2016
1,519	3.6600	06/24/2016
6,232	3.5737	06/27/2016
6,763	3.6511	07/06/2016
62,827	3.4505	07/27/2016